

August 25, 2010

Heath B. Clarke
Chief Executive Officer and Chairman
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

> **Re:** **Local.com Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 16, 2010**
> **File No. 001-34197**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Major Customers, page 6

1. Your relationships with Google.com, SuperMedia, Yahoo.com, MSN.com and Ask.com appear to be material and, therefore, you should expand your discussion of your contractual relationships with them in your Business section to include a materially complete description of the rights and obligations between you and these parties. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Major Suppliers and Advertising Costs, page 6

2.   You list MSN.com and Ask.com as major suppliers and indicate that you are "especially" dependent upon your relationship with Google. However, it does not appear you have filed as exhibits your agreements with these companies. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.

Intellectual Property, page 7

3.   You indicate that your success and ability to compete depend substantially upon your intellectual property, which you protect through, among other things, patent registrations. Please discuss the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Risk Factors

General

4.   It appears that your success is dependent, in part, on your ability to acquire web hosting subscribers from third parties, such as LaRoss Partners and LiveDeal. Please tell us what consideration you gave to including a risk factor discussing how your business would be affected were you unable to acquire web hosting subscribers on acceptable terms.

 "Our executive officers and certain key personnel are critical to our success …," page 10

5.   You state that you have employment agreements with your five executive officers, but we could locate employment agreements only for Ms. Agius and Messrs. Clark and Crair. Please file the agreements for your two other officers or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that the amended and restated employment agreements with Heath Clarke, Stanley B. Crair, Brenda Agius and Michael O. Plonski were filed with your Form 8-K on April 27, 2010; however, as you have indicated in your Form 10-K that at your fiscal year ended December 31, 2009 you had employment agreements with your five executive officers, all of those agreements should have been filed with your Form 10-K. In your response letter, tell us the material changes in the compensation of each of the named executive officers that resulted from their entry into the amended agreements. Also provide your analysis concerning whether the known impact of the changes collectively represented a material trend that should be disclosed in a Management's Discussion and Analysis of Financial Condition and Results of Operations.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of
Equity Securities

Market information, page 21

6.   We note that your table sets forth the high and low <u>bid</u> quotations for your common stock
       as reported on the Nasdaq Capital Market. As your common stock is traded on a
       registered exchange, your table should present the high and low <u>sales prices</u> for the equity
       for each full quarterly period within the two most recent fiscal years. See Item
       201(a)(1)(ii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Years ended December 31, 2009 and 2008

Revenue, page 26

7.   You state that sales and advertiser services revenue for the year ended December 31,
       2009 increased $6.1 million or 465% as a result of your growing your base of small
       business subscribers and that the increase in small business subscribers was the result of
       (i) acquisitions of subscriber bases during 2009 and (ii) your internal and outsourced
       sales efforts. Please tell us, with a view towards disclosure in future filings, what
       percentage of your small business subscriber growth is attributable to acquisitions and
       what percentage is attributable to internal and outsourced sales efforts.

8.   We note that owned and operated revenue increased 20% during 2009 due to increased
       traffic at your Local.com website. We further note your statement on page 2 that
       Local.com receives "over 15 million monthly unique visitors." Tell us how monthly
       unique visitors, "MUV," is measured, provide us with a summary of average MUV per
       quarter, for each year presented, and tell us what consideration was given to disclosing
       the changes in this metric during the periods presented. Further, we note that traffic
       monetization, as measured in revenue per thousand visitors (RKV), increased by 1%
       during 2009. Tell us the amount of revenue increase that is attributable to each of these
       factors and what consideration you have given to disclosing this distribution and the
       reasons for the significant decrease in growth in RKV between 2008 and 2009.

9.   Please describe any impact on your results of operations and financial position that
       occurred during 2009 as a result of the reorganization of Idea Media Corp. and its
       emergence from bankruptcy in January 2010 as Super Media. In this regard, tell us

whether there was any material impact on revenues or write-offs of accounts receivable as a result of Idearc's Chapter 11 reorganization.

Critical Accounting Policies, Judgments and Estimates, page 34

10.   We note that goodwill represented approximately 32% of your total assets as of December 31, 2009. In light of the significance of your goodwill balance and your risk factor disclosure on page 11, tell us what consideration was given to including comprehensive disclosure of your critical accounting policies regarding your accounting for goodwill and impairment testing policies within this section. Tell us, and disclose in future filings whether goodwill exists at reporting units that are at risk of failing step one of your goodwill impairment analysis. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Item 9A(T). Controls and Procedures, page 38

General

11.   You disclose in your Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q/A for the interim periods ended March 31, 2009, June 30, 2009 and September 30, 2009 that management identified material weaknesses in your controls and procedures. Please provide us with an estimated timetable for remediation of your material weaknesses and any associated material costs. In addition, please ensure that future filings contain this information to the extent applicable.

Evaluation of Disclosure Controls and Procedures, page 38

12.   In response to comment 5 of our letter dated November 5, 2008, you stated "In future filings, in order to avoid any confusion, we will include specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level." We note your disclosure that "In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives …" Similar disclosure is set forth in your most recent 10-Q. Please amend your Form 10-K and Form 10-Q to clarify, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Refer to Section II.F.4. of SEC Release 33-8238.

Changes in Internal Control over Financial Reporting, page 39

13.   We note your disclosure that "[e]xcept as stated above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." Revise to state clearly the specific changes to your internal control over financial reporting that you made during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Intangible Assets, page F-15

14.   We note that during 2009 you purchased approximately 30,571 website hosting accounts and 14,185 local business listing subscribers. We note that in describing your SAS business unit that you combine these accounts and report that you had "over 40,000 direct customers" as of December 31, 2009. We also note that you have continued to make similar acquisitions in both of the first two quarters of 2010. With regard to these accounts and those purchased in subsequent periods:

- Tell us the number of customers, of each type, served as of December 31, 2009 and whether any such purchases were made in prior years, including the number of customers of each type served as of December 31, 2008.
- Tell us the revenue recognition policies applicable to these new customers and whether your policies differ between the two types of customers. In this regard, your disclosures seem to indicate that subscribers purchased from LaRoss Partners, Inc. ("LaRoss") will continue to be serviced in all respects by LaRoss. Please tell us how your revenue recognition policy with regard to SAS customers complies with ASC 605-45-45 paragraphs 45-1 through 45-23. Tell us what consideration you have given to updating your related revenue recognition policies for these new revenue streams.
- Tell us your historical monthly churn rates and how churn rate is computed. Tell us what consideration has been given to disclosing your churn rates as they appear to represent significant risk based upon risk factor disclosures on page 14.
- Tell us your historical monthly settlement rate for LEC and credit card billings of these two types of customers and how the settlement rates are computed. Tell us

        what consideration has been given to disclosing the settlement rates as they appear to represent a significant risk based upon risk factor disclosures on page 15.

- Describe the process by which you determined that estimated useful lives of four years "based on how we expect the customer relationships to contribute to future cash flows" is appropriate. In this regard, your response should address the short-term (monthly) nature of the customer agreements and your consideration of the churn rate. Although you intend to add customers to replace churn in the future, your consideration of the estimated useful lives of each of your customer account acquisitions should consider only those customers included on the list at the date of acquisition.

Note 11. Operating Information, page F-25

15.   Our understanding is that you realigned your business during 2009 into three business units by which your business is now managed. Please provide analysis supporting your assertion that your three business units meet the criteria for aggregation into one reporting segment.

Item 10. Directors, Executive Officers and Corporate Governance (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Director Nomination Process, page 12

16.   Describe whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director. If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy. Refer to Item 7.d. of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Executive Compensation Tables, page 19

General

17.   Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(n), (r) and (p) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 or me at (202) 551-3730 with any other questions.

                                            Sincerely,

                                            Stephen G. Krikorian
                                            Accounting Branch Chief